UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)
October 24, 2011

WASHINGTON TRUST BANCORP, INC.

(Exact Name of Registrant as Specified in Charter)

Rhode Island	001-32991	05-0404671
--------------------	-------------------	--------------------
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

23 Broad Street, Westerly, Rhode Island 02891

(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (401) 348-1200

Former name or address, if changed from last report: N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

On October 24, 2011, Washington Trust Bancorp, Inc. issued a press release in which it disclosed unaudited financial information related to third quarter 2011 consolidated earnings. A copy of the press release relating to such announcement, dated October 24, 2011, is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to General Instructions B.2 of Form 8-K, this information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits.

Exhibit No.	Exhibit
99.1	Press Release dated October 24, 2011*

*Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

	WASHINGTON TRUST BANCORP, INC.
Date: October 24, 2011	By: /s/ David V. Devault
	David V. Devault
	Senior Executive Vice President, Secretary and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.   Exhibit
99.1   Press Release dated October 24, 2011*

_____
* Filed herewith

Exhibit 99.1



WASHINGTON TRUST BANCORP, INC.
NASDAQ: WASH

Contact: Elizabeth B. Eckel
Senior Vice President, Marketing
Telephone: (401) 348-1309
E-mail: ebeckel@washtrust.com
Date: October 24, 2011
FOR IMMEDIATE RELEASE

Washington Trust Announces Solid Net Income for Third Quarter 2011
Diluted Earnings Per Share up 18% over Third Quarter 2010

Westerly, Rhode Island…Washington Trust Bancorp, Inc. (NASDAQ Global Select; symbol: WASH), parent company of The Washington Trust Company, today announced third quarter 2011 net income of $7.6 million, or 46 cents per diluted share, compared to third quarter 2010 net income of $6.4 million, or 39 cents per diluted share. Third quarter 2011 results represent an 18% increase on a diluted per share basis over the third quarter of 2010 and were consistent with second quarter 2011 quarter results. The returns on average equity and average assets for the third quarter of 2011 were 10.67% and 1.03%, respectively, compared to 9.53% and 0.87%, respectively, for the same period in 2010.

"Washington Trust had a good third quarter performance, highlighted by net margin improvement, core deposit growth and strong mortgage banking production," stated Joseph J. MarcAurele, Washington Trust Chairman, President, and Chief Executive Officer. "Our expansion plans continued during the quarter with the opening of a new branch on Taunton Avenue in East Providence, Rhode Island. I'm also pleased to announce that we will open our third Cranston branch on Plainfield Pike in mid-2012. And, we plan to open our first mortgage production office in Connecticut later this year in Glastonbury."

Selected financial highlights for the third quarter and year-to-date period included:
- Year-to-date net income for the nine month period ended September 30, 2011 is up 30% compared to the same period in 2010.
- Net interest income for the third quarter of 2011 totaled $21.5 million, up by 2% from the prior quarter and up by 7% from the third quarter of 2010.
- Mortgage banking revenues doubled from the second quarter of 2011 and the origination pipeline is strong heading into the fourth quarter.
- Wealth management revenues declined 10% on a linked quarter basis largely due to unfavorable conditions in the financial markets during the third quarter. Wealth management revenues were 5% higher than the third quarter of 2010.

-M O R E-

- Based on our analysis of trends in asset quality and credit quality indicators, the loan loss provision charged to earnings in the third quarter of 2011 was $1.0 million, down by $200 thousand on a linked quarter basis and down by $500 thousand from the third quarter 2010.

- Total loans amounted to $2.1 billion at September 30, 2011, up by $31 million, or 1%, in the third quarter and up by $92 million, or 5%, in the first nine months of 2011.

- Deposits grew by $90 million, or 5%, in the third quarter and totaled $2.1 billion at September 30, 2011. Total deposits were up by $50 million, or 2%, in the first nine months of 2011.

- Nonperforming assets amounted to $24.6 million, or 0.83% of total assets, at September 30, 2011, up modestly from $24.1 million, or 0.82% of total assets, at June 30, 2011. Total past due loans declined by $2.6 million in the third quarter to $22.0 million, or 1.05% of total loans, at September 30, 2011.

Net Interest Income

Net interest income of $21.5 million for the third quarter of 2011 increased by 2% from the second quarter of 2011 and by 7% from the third quarter a year ago due to the continued reduction in cost of funds, primarily Federal Home Loan Bank of Boston ("FHLBB") advances and time deposits. The net interest margin for the third quarter of 2011 was 3.22%, compared to 3.21% for the second quarter of 2011 and 3.01% for the third quarter of 2010.

Capitalizing on the recent downward movement in interest rates, we completed a restructuring of FHLBB advances early in September. Advances totaling $94.0 million with a weighted average cost of 4.18% were restructured into longer terms with a weighted average cost of 3.05%.

Noninterest Income

Noninterest income totaled $13.0 million for the third quarter of 2011, down by $329 thousand, or 2%, on a linked quarter basis and down by $483 thousand, or 4%, from the third quarter of 2010.

Third quarter 2011 noninterest income included other-than-temporary impairment ("OTTI") losses on investment securities of $158 thousand. There were no OTTI losses recorded in the prior quarter or the third quarter of 2010.

There were no net realized gains on sales of securities recorded in the third quarter of 2011, compared to $226 thousand in the second quarter of 2011 and $737 thousand in the third quarter a year earlier. Second quarter 2011 noninterest income also included a $203 thousand gain recognized on the sale of a bank property, which was classified in other income.

-M O R E-

Revenue from wealth management services is our largest source of noninterest income. It is largely dependent on the value of wealth management assets under administration and is closely tied to the performance of the financial markets. Wealth management revenues for the third quarter of 2011 decreased by $719 thousand, or 10%, on a linked quarter basis, including a $264 thousand decrease in tax preparation fees, which are typically concentrated in the second quarter. Wealth management revenues for the third quarter of 2011 increased by $306 thousand, or 5%, over the third quarter a year earlier. Wealth management assets under administration totaled $3.7 billion at September 30, 2011, down by $420 million, from June 30, 2011, primarily due to net investment depreciation as a result of unfavorable conditions in the financial markets.

Merchant processing fees for the third quarter of 2011 increased by $541 thousand, or 20%, on a linked quarter basis and increased by $173 thousand, or 6%, compared to the third quarter of 2010, due primarily to increases in the volume of transactions processed for existing and new merchant customers. This increase in revenue was partially offset by a corresponding increase in merchant processing costs included in noninterest expenses.

Net gains on loan sales and commissions on loans originated for others for third quarter of 2011 increased by $540 thousand, or 101%, from the prior quarter and increased by $66 thousand, or 7%, from the third quarter of 2010. This revenue source is dependent on mortgage origination volume, which is sensitive to interest rates and the condition of housing markets.

Noninterest Expenses

Noninterest expenses totaled $22.6 million for the third quarter of 2011. Second quarter 2011 and third quarter 2010 noninterest expenses included debt prepayment charges of $221 thousand and $752 thousand, respectively. Excluding debt prepayment charges, noninterest expenses increased by $552 thousand, or 3%, from the second quarter of 2011 and by $492 thousand, or 2%, from the same period a year earlier. The increase in noninterest expenses reflected increases in salaries and employee benefit costs and merchant processing costs, offset in part by lower foreclosed property costs and Federal Deposit Insurance Corp. deposit insurance costs.

Salaries and employee benefits costs increased by $514 thousand, or 4%, on a linked quarter basis and $845 thousand, or 7%, compared to the third quarter of 2010. This increase reflected higher staffing levels in mortgage banking including a mortgage production office opened in the first quarter of 2011, other selected staffing additions and higher incentives and commissions.

-M O R E-

Income tax expense amounted to $3.3 million for the third quarter of 2011, compared to $3.3 million for the second quarter of 2011 and $2.8 million for the third quarter of 2010. The effective tax rate for the third quarter of 2011 was 30.5%, unchanged from the prior quarter and down from the effective tax rate of 30.6% for the third quarter of 2010.

Asset Quality

Nonperforming assets (nonaccrual loans, nonaccrual investment securities and property acquired through foreclosure or repossession) remain at manageable levels, amounting to $24.6 million, or 0.83% of total assets, at September 30, 2011, compared to $24.1 million, or 0.82% of total assets, at June 30, 2011.

At September 30, 2011, total past due loans amounted to $22.0 million, or 1.05% of total loans, down by $2.6 million in the third quarter of 2011. This is the second consecutive quarter of declines in total past due loans.

At September 30, 2011, loans classified as troubled debt restructurings totaled $15.6 million, down by $3.1 million from the balance at June 30, 2011, reflecting payoffs and declassification from troubled debt restructuring status.

The loan loss provision charged to earnings amounted to $1.0 million for the third quarter of 2011, down by $200 thousand from the second quarter of 2011 and down by $500 thousand from the third quarter of 2010. Net charge-offs amounted to $712 thousand in the third quarter of 2011, as compared to net charge-offs of $956 thousand in the second quarter of 2011 and $1.3 million in the third quarter of 2010.

Loans

Total loans grew by $31 million, or 1%, in the third quarter of 2011, with an increase of $33 million in the residential real estate portfolio. During the first nine months of 2011, total loans were up by $92 million, or 5%, with a $44 million increase in the commercial loan portfolio, a $46 million increase in the residential real estate portfolio and a $2 million increase in consumer loans.

Investment Securities

The investment securities portfolio amounted to $582 million at September 30, 2011, down by $10 million from the balance at June 30, 2011, primarily within mortgage-backed securities. The investment securities portfolio decreased by $13 million from the balance at December 31, 2010.

-M O R E-

Deposits and Borrowings

Deposits totaled $2.1 billion at September 30, 2011, up by $90 million, or 5%, from the balance at June 30, 2011, reflecting increases in business demand deposits and money market accounts as well as increases in savings accounts. On a year-to-date basis, total deposits increased by $50 million, or 2%, reflecting increases in demand deposits and savings account balances, which were partially offset by decreases in time and money market deposit balances.

FHLBB advances totaled $494 million at September 30, 2011, down by $64 million from June 30, 2011 and $5 million from December 31, 2010.

Capital Management

Capital levels remain firmly above the regulatory minimums to be considered well capitalized, with total risk-based capital ratio of 12.99% at September 30, 2011, compared to 12.79% at December 31, 2010. Total shareholder's equity was $285.5 million at September 30, 2011, up by $16.6 million from the balance at December 31, 2010.

Expansion Plans

Washington Trust has announced plans to open its third branch in Cranston, Rhode Island, located at 2174 Plainfield Pike. The branch, which is subject to local and regulatory approval, is scheduled to open in the second quarter of 2012. The Bank also plans to open its first mortgage production office in Glastonbury, Connecticut later this year.

Dividends Declared

The Board of Directors declared a quarterly dividend of 22 cents per share for the quarter ended September 30, 2011. The dividend was paid on October 14, 2011 to shareholders of record on September 30, 2011.

Conference Call

Washington Trust will host a conference call on Tuesday, October 25, 2011 at 8:30 a.m. Eastern Time to discuss third quarter results. This call is being webcast and can be accessed through the Investor Relations section of the Washington Trust web site, www.washtrust.com. Individuals may dial in to the call at 1-877-317-6789. The international dial-in number is 1-412-317-6789. A replay of the call will be posted in this same location on the web site shortly after the conclusion of the call. To listen to a replay of the conference call, dial 1-877-344-7529. For international access, dial 1-412-317-0088. The Conference Number for replay is 10004791. The replay will be available until 9:00 a.m. on November 7, 2011.

-M O R E-

Background

Washington Trust Bancorp, Inc. is the parent of The Washington Trust Company, a Rhode Island state-chartered bank founded in 1800. Washington Trust offers personal banking, business banking and wealth management services through its offices in Rhode Island, eastern Massachusetts and southeastern Connecticut. Washington Trust Bancorp, Inc.'s common stock trades on the NASDAQ Global Select Market under the symbol "WASH." Investor information is available on the Corporation's web site: www.washtrust.com.

Forward-Looking Statements

This press release contains certain statements that are "forward-looking statements". We may also make written or oral forward-looking statements in other documents we file with the SEC, in our annual reports to shareholders, in press releases and other written materials, and in oral statements made by our officers, directors or employees. You can identify forward-looking statements by the use of the words "believe", "expect", "anticipate", "intend", "estimate", "assume", "outlook", "will", "should", and other expressions that predict or indicate future events and trends and which do not relate to historical matters. You should not rely on forward-looking statements, because they involve known and unknown risks, uncertainties and other factors, some of which are beyond the control of Washington Trust. These risks, uncertainties and other factors may cause the actual results, performance or achievements of Washington Trust to be materially different from the anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

Some of the factors that might cause these differences include the following, changes in general national, regional or international economic conditions or conditions affecting the banking or financial services industries or financial capital markets, volatility and disruption in national and international financial markets, government intervention in the U.S. financial system, reductions in net interest income resulting from interest rate volatility as well as changes in the balance and mix of loans and deposits, reductions in the market value of wealth management assets under administration, changes in the value of securities and other assets, reductions in loan demand, changes in loan collectibility, default and charge-off rates, changes in the size and nature of Washington Trust's competition, changes in legislation or regulation and accounting principles, policies and guidelines such as the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and changes in the assumptions used in making such forward-looking statements. In addition, the factors described under "Risk Factors" in Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission and as updated by our Quarterly Reports on Form 10-Q, may result in these differences. You should carefully review all of these factors, and you should be aware that there may be other factors that could cause these differences. These forward-looking statements were based on information, plans and estimates at the date of this press release, and Washington Trust assumes no obligation to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes.

Supplemental Information - Explanation of Non-GAAP Financial Measures

In addition to results presented in accordance with generally accepted accounting principles ("GAAP"), this press release contains certain non-GAAP financial measures. Washington Trust's management believes that the supplemental non-GAAP information, which consists of measurements and ratios based on tangible equity and tangible assets, is utilized by regulators and market analysts to evaluate a company's financial condition and therefore, such information is useful to investors. These disclosures should not be viewed as a substitute for financial results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures which may be presented by other companies. Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies' non-GAAP financial measures having the same or similar names.

Washington Trust Bancorp, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS (unaudited)

(Dollars in thousands, except par value)		September 30, 2011		December 31, 2010
Assets:				
Cash and due from banks	$	64,312	$	85,971
Other short-term investments		3,474		6,765
Mortgage loans held for sale; amortized cost $21,842 in 2011		22,670		13,894
Securities:				
Available for sale, at fair value; amortized cost $549,352 in 2011 and $578,897 in 2010		569,703		594,100
Held to maturity, at cost; fair value $11,843 in 2011		11,840		—
Total Securities		581,543		594,100
Federal Home Loan Bank stock, at cost		42,008		42,008
Loans:				
Commercial and other		1,070,525		1,027,065
Residential real estate		691,468		645,020
Consumer		325,766		323,553
Total loans		2,087,759		1,995,638
Less allowance for loan losses		29,641		28,583
Net loans		2,058,118		1,967,055
Premises and equipment, net		25,478		26,069
Investment in bank-owned life insurance		53,291		51,844
Goodwill		58,114		58,114
Identifiable intangible assets, net		7,147		7,852
Other assets		53,458		55,853
Total assets	$	2,969,613	$	2,909,525
Liabilities:				
Deposits:				
Demand deposits	$	319,203	$	228,437
NOW accounts		242,372		241,974
Money market accounts		374,324		396,455
Savings accounts		239,356		220,888
Time deposits		910,895		948,576
Total deposits		2,086,150		2,036,330
Federal Home Loan Bank advances		494,098		498,722
Junior subordinated debentures		32,991		32,991
Other borrowings		20,958		23,359
Other liabilities		49,922		49,259
Total liabilities		2,684,119		2,640,661
Shareholders' Equity:				
Common stock of $.0625 par value; authorized 30,000,000 shares;				
issued 16,279,453 shares in 2011 and 16,171,618 shares in 2010		1,017		1,011
Paid-in capital		87,467		84,889
Retained earnings		190,042		178,939
Accumulated other comprehensive income		6,968		4,025
Total shareholders' equity		285,494		268,864
Total liabilities and shareholders' equity	$	2,969,613	$	2,909,525

Washington Trust Bancorp, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME (unaudited)

(Dollars and shares in thousands, except per share amounts)	Three Months		Nine Months	
Periods ended September 30,	2011	2010	2011	2010
Interest income:				
Interest and fees on loans	$ 25,069	$ 25,076	$ 74,035	$ 73,224
Interest on securities:				
Taxable	4,640	5,227	14,282	17,115
Nontaxable	746	769	2,273	2,308
Dividends on corporate stock and Federal Home Loan Bank stock	64	55	197	164
Other interest income	15	25	52	59
Total interest income	30,534	31,152	90,839	92,870
Interest expense:				
Deposits	3,808	4,747	12,040	15,847
Federal Home Loan Bank advances	4,539	5,574	13,956	17,793
Junior subordinated debentures	393	484	1,175	1,561
Other interest expense	245	246	728	731
Total interest expense	8,985	11,051	27,899	35,932
Net interest income	21,549	20,101	62,940	56,938
Provision for loan losses	1,000	1,500	3,700	4,500
Net interest income after provision for loan losses	20,549	18,601	59,240	52,438
Noninterest income:				
Wealth management services:				
Trust and investment advisory fees	5,547	5,052	17,045	15,222
Mutual fund fees	1,035	1,084	3,293	3,299
Financial planning, commissions and other service fees	209	349	1,043	1,033
Wealth management services	6,791	6,485	21,381	19,554
Service charges on deposit accounts	821	904	2,662	2,666
Merchant processing fees	3,223	3,050	7,849	7,062
Card interchange fees	597	507	1,665	1,383
Income from bank-owned life insurance	488	486	1,446	1,399
Net gains on loan sales and commissions on loans originated for others	1,077	1,011	2,139	1,889
Net realized gains on securities	—	737	197	737
Net losses on interest rate swap contracts	(47)	(60)	(6)	(113)
Equity in losses of unconsolidated subsidiaries	(144)	(95)	(433)	(197)
Other income	308	414	1,229	1,102
Noninterest income, excluding other-than-temporary impairment losses	13,114	13,439	38,129	35,482
Total other-than-temporary impairment losses on securities	—	—	(54)	(245)
Portion of loss recognized in other comprehensive income (before taxes)	(158)	—	(137)	(172)
Net impairment losses recognized in earnings	(158)	—	(191)	(417)
Total noninterest income	12,956	13,439	37,938	35,065
Noninterest expense:				
Salaries and employee benefits	12,912	12,067	37,138	35,294
Net occupancy	1,362	1,202	3,919	3,663
Equipment	1,092	1,037	3,211	3,048
Merchant processing costs	2,781	2,606	6,795	6,020
Outsourced services	863	769	2,610	2,464
FDIC deposit insurance costs	427	861	1,614	2,439
Legal, audit and professional fees	430	438	1,389	1,364
Advertising and promotion	561	467	1,341	1,250
Amortization of intangibles	230	273	705	854
Foreclosed property costs	45	203	549	326
Debt prepayment penalties	—	752	221	752
Other expenses	1,892	2,180	6,107	6,041
Total noninterest expense	22,595	22,855	65,599	63,515
Income before income taxes	10,910	9,185	31,579	23,988
Income tax expense	3,328	2,815	9,632	7,148
Net income	$ 7,582	$ 6,370	$ 21,947	$ 16,840
Weighted average common shares outstanding - basic	16,277.8	16,131.4	16,242.5	16,098.2
Weighted average common shares outstanding - diluted	16,293.7	16,136.3	16,269.2	16,103.9
Per share information: Basic earnings per common share	$ 0.46	$ 0.39	$ 1.35	$ 1.04
Diluted earnings per common share	$ 0.46	$ 0.39	$ 1.34	$ 1.04
Cash dividends declared per share	$ 0.22	$ 0.21	$ 0.66	$ 0.63

Washington Trust Bancorp, Inc. and Subsidiaries
SELECTED FINANCIAL HIGHLIGHTS (unaudited)

	At or for the Quarters Ended				
(Dollars and shares in thousands, except per share amounts)	Sept. 30, 2011	June 30, 2011	Mar. 31, 2011	Dec. 31, 2010	Sept. 30, 2010
Financial Data:					
Total assets	$ 2,969,613	$ 2,936,306	$ 2,892,272	$ 2,909,525	$ 2,909,003
Total loans	2,087,759	2,057,152	2,029,637	1,995,638	2,011,148
Total securities	581,543	591,580	576,158	594,100	577,161
Total deposits	2,086,150	1,996,043	2,048,846	2,036,330	2,056,754
Total shareholders' equity	285,494	281,425	273,885	268,864	267,109
Net interest income	21,549	21,064	20,327	20,253	20,101
Provision for loan losses	1,000	1,200	1,500	1,500	1,500
Noninterest income, excluding OTTI losses	13,114	13,285	11,730	13,408	13,439
Net OTTI losses recognized in earnings	(158)	—	(33)	—	—
Noninterest expenses	22,595	22,264	20,740	21,796	22,855
Income tax expense	3,328	3,320	2,984	3,154	2,815
Net income	7,582	7,565	6,800	7,211	6,370
Share Data:					
Basic earnings per common share	$ 0.46	$ 0.46	$ 0.42	$ 0.44	$ 0.39
Diluted earnings per common share	$ 0.46	$ 0.46	$ 0.42	$ 0.44	$ 0.39
Dividends declared per share	$ 0.22	$ 0.22	$ 0.22	$ 0.21	$ 0.21
Book value per share	$ 17.54	$ 17.30	$ 16.87	$ 16.63	$ 16.55
Tangible book value per share - Non-GAAP [1]	$ 13.53	$ 13.27	$ 12.82	$ 12.55	$ 12.45
Market value per share	$ 19.78	$ 22.97	$ 23.74	$ 21.88	$ 19.12
Shares outstanding at end of period	16,279.5	16,266.5	16,233.6	16,171.6	16,135.4
Weighted average common shares outstanding-basic	16,277.8	16,251.6	16,197.2	16,160.6	16,131.4
Weighted average common shares outstanding-diluted	16,293.7	16,284.3	16,229.8	16,182.7	16,136.3
Key Ratios:					
Return on average assets	1.03%	1.04%	0.94%	0.99%	0.87%
Return on average tangible assets - Non-GAAP [1]	1.06%	1.07%	0.96%	1.01%	0.89%
Return on average equity	10.67%	10.83%	10.04%	10.70%	9.53%
Return on average tangible equity - Non-GAAP [1]	13.86%	14.16%	13.26%	14.17%	12.67%
Capital Ratios:					
Tier 1 risk-based capital	11.73% (i)	11.72%	11.65%	11.53%	11.24%
Total risk-based capital	12.99% (i)	12.98%	12.92%	12.79%	12.50%
Tier 1 leverage ratio	8.69% (i)	8.61%	8.49%	8.25%	8.04%
Equity to assets	9.61%	9.58%	9.47%	9.24%	9.18%
Tangible equity to tangible assets - Non-GAAP [1]	7.58%	7.52%	7.36%	7.14%	7.07%
(i) - estimated					
Wealth Management Assets under Administration [2]:					
Balance at beginning of period	$ 4,148,433	$ 4,119,207	$ 3,967,207	$ 3,744,632	$ 3,626,871
Net investment (depreciation) appreciation & income	(374,961)	1,625	145,563	227,168	243,141
Net customer cash flows	(44,635)	27,601	6,437	(4,593)	(19,611)
Other [3]	—	—	—	—	(105,769)
Balance at end of period	$ 3,728,837	$ 4,148,433	$ 4,119,207	$ 3,967,207	$ 3,744,632

(1) See the section labeled "Supplemental Information - Non-GAAP Financial Measures" at the end of this document.
(2) Prior period amounts have been reclassified to conform to current period presentation.
(3) Amounts prior to 2011 have been revised to reflect current reporting practices. The most significant change was related to a change in the nature of a client relationship, which reduced the scope and frequency of services provided by Washington Trust. This change occurred at the beginning of the third quarter of 2010. In 2011, management concluded that a declassification of these client assets from assets under administration was appropriate, based on its current reporting practices. Accordingly, the 2010 assets under administration have been reduced by $106 million, beginning in the third quarter of that year. This revision to previously reported assets under administration did not result in any change to the reported amounts of wealth management revenues.

Washington Trust Bancorp, Inc. and Subsidiaries
SELECTED FINANCIAL HIGHLIGHTS (unaudited)

		Nine Months Ended	
(Dollars and shares in thousands, except per share amounts)		Sept. 30, 2011	Sept. 30, 2010
Financial Data			
Net interest income		$ 62,940	$ 56,938
Provision for loan losses		3,700	4,500
Noninterest income, excluding OTTI losses		38,129	35,482
Net OTTI losses recognized in earnings		(191)	(417)
Noninterest expenses		65,599	63,515
Income tax expense		9,632	7,148
Net income		21,947	16,840
Share Data			
Basic earnings per common share		$ 1.35	$ 1.04
Diluted earnings per common share		$ 1.34	$ 1.04
Dividends declared per share		$ 0.66	$ 0.63
Weighted average common shares outstanding - basic		16,242.5	16,098.2
Weighted average common shares outstanding - diluted		16,269.2	16,103.9
Key Ratios			
Return on average assets		1.01%	0.77%
Return on average tangible assets - Non-GAAP [1]		1.03%	0.79%
Return on average equity		10.52%	8.54%
Return on average tangible equity - Non-GAAP [1]		13.76%	11.43%
Asset Quality Data			
Allowance for Loan Losses			
Balance at beginning of period		$ 28,583	$ 27,400
Provision charged to earnings		3,700	4,500
Charge-offs		(2,914)	(4,006)
Recoveries		272	271
Balance at end of period		$ 29,641	$ 28,165
Net Loan Charge-Offs			
Commercial:	Mortgages	$ 704	$ 926
	Construction and development	—	—
	Other	1,335	2,092
Residential:	Mortgages	364	512
	Homeowner construction	—	—
Consumer		239	205
Total		$ 2,642	$ 3,735
Net charge-offs to average loans (annualized)		0.17%	0.25%
Wealth Management Assets Under Administration			
Balance at beginning of period		$ 3,967,207	$ 3,735,646
Net investment (depreciation) appreciation & income		(227,773)	91,817
Net customer cash flows		(10,597)	22,938
Other [2]		—	(105,769)
Balance at end of period		$ 3,728,837	$ 3,744,632

(1) See the section labeled "Supplemental Information - Non-GAAP Financial Measures" at the end of this document.

(2) Amounts prior to 2011 have been revised to reflect current reporting practices. The most significant change was related to a change in the nature of a client relationship, which reduced the scope and frequency of services provided by Washington Trust. This change occurred at the beginning of the third quarter of 2010. In 2011, management concluded that a declassification of these client assets from assets under administration was appropriate, based on its current reporting practices. Accordingly, the 2010 assets under administration have been reduced by $106 million, beginning in the third quarter of that year. This revision to previously reported assets under administration did not result any change to the reported amounts of wealth management revenues.

Washington Trust Bancorp, Inc. and Subsidiaries
SELECTED FINANCIAL HIGHLIGHTS (unaudited)

	For the Quarters Ended				
	Sept. 30, 2011	June 30, 2011	Mar. 31, 2011	Dec. 31, 2010	Sept. 30, 2010
Average Yield / Rate (taxable equivalent basis):					
Assets:					
Commercial and other loans	5.22%	5.23%	5.28%	5.22%	5.29%
Residential real estate loans, including					
mortgage loans held for sale	4.58%	4.72%	4.79%	4.76%	4.94%
Consumer loans	3.90%	3.91%	3.93%	3.96%	3.99%
Total loans	4.80%	4.86%	4.91%	4.87%	4.97%
Cash, federal funds sold					
and other short-term investments	0.20%	0.15%	0.22%	0.21%	0.20%
FHLBB stock	0.26%	0.31%	0.31%	—%	—%
Taxable debt securities	3.78%	4.01%	3.93%	3.79%	3.93%
Nontaxable debt securities	5.82%	5.88%	5.95%	5.76%	5.76%
Corporate stocks	7.58%	7.50%	8.07%	7.42%	7.72%
Total securities	4.07%	4.28%	4.23%	4.08%	4.19%
Total interest-earning assets	4.53%	4.61%	4.61%	4.54%	4.63%
Liabilities:					
NOW accounts	0.10%	0.10%	0.10%	0.12%	0.12%
Money market accounts	0.25%	0.25%	0.33%	0.34%	0.40%
Savings accounts	0.12%	0.12%	0.14%	0.14%	0.14%
Time deposits	1.48%	1.57%	1.61%	1.65%	1.74%
FHLBB advances	3.49%	3.80%	4.04%	4.13%	4.16%
Junior subordinated debentures	4.73%	4.77%	4.79%	5.15%	5.82%
Other	4.50%	4.48%	4.23%	4.43%	4.59%
Total interest-bearing liabilities	1.53%	1.61%	1.67%	1.70%	1.84%
Interest rate spread (taxable equivalent basis)	3.00%	3.00%	2.94%	2.84%	2.79%
Net interest margin (taxable equivalent basis)	3.22%	3.21%	3.16%	3.05%	3.01%

	At September 30, 2011			
(Dollars in thousands)	Amortized Cost [1]	Unrealized Gains	Unrealized Losses	Fair Value
Securities Available for Sale:				
Obligations of U.S. government-sponsored enterprises	$ 29,422	$ 3,785	$ —	$ 33,207
Mortgage-backed securities issued by U.S. government				
agencies and U.S. government-sponsored enterprises	387,519	21,138	(1)	408,656
States and political subdivisions	76,145	4,664	—	80,809
Trust preferred securities:				
Individual name issuers	30,629	—	(6,983)	23,646
Collateralized debt obligations	4,256	—	(3,460)	796
Corporate bonds	18,868	960	(62)	19,766
Common stocks	659	298	—	957
Perpetual preferred stocks	1,854	12	—	1,866
Total securities available for sale	549,352	30,857	(10,506)	569,703
Held to Maturity:				
Mortgage-backed securities issued by U.S. government				
agencies and U.S. government-sponsored enterprises	11,840	3	—	11,843
Total securities held to maturity	11,840	3	—	11,843
Total securities	$ 561,192	$ 30,860	$ (10,506)	$ 581,546

(1) Net of other-than-temporary impairment losses recognized in earnings.

Washington Trust Bancorp, Inc. and Subsidiaries
SELECTED FINANCIAL HIGHLIGHTS (unaudited)

(Dollars in thousands)		Period End Balances At 9/30/2011	6/30/2011	3/31/2011	12/31/2010	9/30/2010
Loans:						
Commercial:	Mortgages	$ 573,355	$ 562,976	$ 551,069	$ 518,623	$ 522,355
	Construction & development	18,518	19,448	34,615	47,335	62,820
	Other	478,652	491,071	470,704	461,107	464,294
	Total commercial	1,070,525	1,073,495	1,056,388	1,027,065	1,049,469
Residential real estate:	Mortgages	674,242	644,210	636,916	634,739	622,975
	Homeowner construction	17,226	14,137	12,241	10,281	10,593
	Total residential real estate	691,468	658,347	649,157	645,020	633,568
Consumer:	Home equity lines	222,886	223,284	221,003	218,288	218,898
	Home equity loans	45,354	46,797	48,337	50,624	54,923
	Other	57,526	55,229	54,752	54,641	54,290
	Total consumer	325,766	325,310	324,092	323,553	328,111
	Total loans	$ 2,087,759	$ 2,057,152	$ 2,029,637	$ 1,995,638	$ 2,011,148

(Dollars in thousands)	At September 30, 2011 Balance	% of Total
Commercial Real Estate Loans by Property Location:		
Rhode Island, Connecticut, Massachusetts	$ 542,642	91.7%
New York, New Jersey, Pennsylvania	35,815	6.1%
New Hampshire	11,714	2.0%
Other	1,702	0.2%
Total commercial real estate loans (1)	$ 591,873	100.0%

(1) Commercial real estate loans consist of commercial mortgages and construction and development loans. Commercial mortgages are loans secured by income producing property.

(Dollars in thousands)	At September 30, 2011 Balance	% of Total
Residential Mortgages by Property Location:		
Rhode Island, Connecticut, Massachusetts	$ 665,884	96.3%
New York, Virginia, New Jersey, Maryland, Pennsylvania, District of Columbia	12,025	1.7%
Ohio	5,961	0.9%
California, Washington, Oregon	1,888	0.3%
Colorado, New Mexico, Utah	1,497	0.2%
Georgia	1,122	0.2%
New Hampshire	2,621	0.4%
Wyoming	470	—%
Total residential mortgages	$ 691,468	100.0%

(Dollars in thousands)	Period End Balances At 9/30/2011	6/30/2011	3/31/2011	12/31/2010	9/30/2010
Deposits:					
Demand deposits	$ 319,203	$ 261,016	$ 274,798	$ 228,437	$ 242,455
NOW accounts	242,372	236,162	228,502	241,974	236,775
Money market accounts	374,324	355,096	387,923	396,455	408,828
Savings accounts	239,356	227,014	223,599	220,888	210,271
Time deposits	910,895	916,755	934,024	948,576	958,425
Total deposits	$ 2,086,150	$ 1,996,043	$ 2,048,846	$ 2,036,330	$ 2,056,754
Out-of-market brokered certificates of deposits included in time deposits	$ 85,250	$ 85,659	$ 51,778	$ 52,347	$ 69,385
In-market deposits, excluding out of market brokered certificates of deposit	$ 2,000,900	$ 1,910,384	$ 1,997,068	$ 1,983,983	$ 1,987,369

Washington Trust Bancorp, Inc. and Subsidiaries
SELECTED FINANCIAL HIGHLIGHTS (unaudited)

	Period End Balances At				
(Dollars in thousands)	Sept. 30, 2011	June 30, 2011	Mar. 31, 2011	Dec. 31, 2010	Sept. 30, 2010
Nonperforming Assets:					
Commercial mortgages	$ 6,367	$ 7,476	$ 6,068	$ 6,624	$ 6,426
Commercial construction and development	—	—	—	—	—
Other commercial	2,745	3,152	4,445	5,259	6,256
Residential real estate mortgages	11,352	9,570	8,265	6,414	6,080
Consumer	1,126	780	601	213	824
Total nonaccrual loans	21,590	$ 20,978	$ 19,379	$ 18,510	$ 19,586
Nonaccrual investment securities	796	934	752	806	841
Property acquired through foreclosure or repossession	2,201	2,189	2,163	3,644	2,612
Total nonperforming assets	$ 24,587	$ 24,101	$ 22,294	$ 22,960	$ 23,039
Total past due loans to total loans	1.05%	1.19%	1.34%	1.27%	1.24%
Nonperforming assets to total assets	0.83%	0.82%	0.77%	0.79%	0.79%
Nonaccrual loans to total loans	1.03%	1.02%	0.95%	0.93%	0.97%
Allowance for loan losses to nonaccrual loans	137.29%	139.92%	150.21%	154.42%	143.80%
Allowance for loan losses to total loans	1.42%	1.43%	1.43%	1.43%	1.40%
Troubled Debt Restructured Loans:					
Accruing troubled debt restructured loans					
Commercial mortgages	$ 5,861	$ 6,552	$ 10,071	$ 11,736	$ 11,812
Other commercial	4,059	4,026	4,554	4,594	2,498
Residential real estate mortgages	1,158	2,279	2,724	2,863	2,870
Consumer	174	317	417	509	817
Accruing troubled debt restructured loans	11,252	13,174	17,766	19,702	17,997
Nonaccrual troubled debt restructured loans					
Commercial mortgages	1,209	2,555	826.00	1,302	1,473
Other commercial	292	455	526	431	213
Residential real estate mortgages	2,686	2,303	1,785	948	823
Consumer	129	131	199	41	43
Nonaccrual troubled debt restructured loans	4,316	5,444	3,336	2,722	2,552
Total troubled debt restructured loans	$ 15,568	$ 18,618	$ 21,102	$ 22,424	$ 20,549

Washington Trust Bancorp, Inc. and Subsidiaries
SELECTED FINANCIAL HIGHLIGHTS (unaudited)

		Period End Balances At							
(Dollars in thousands)		Sept. 30, 2011		June 30, 2011		Mar. 31, 2011		Dec. 31, 2010		Sept. 30, 2010
Past Due Loans:										
Loans 30-59 Days Past Due										
Commercial mortgages	$	874	$	1,507	$	3,223	$	2,185	$	1,685
Other commercial loans		1,629		1,783		2,474		1,862		2,632
Residential real estate mortgages		2,145		3,355		2,986		3,073		2,828
Consumer loans		1,100		1,979		1,735		2,005		2,218
Loans 30-59 days past due	$	5,748	$	8,624	$	10,418	$	9,125	$	9,363
Loans 60-89 Days Past Due										
Commercial mortgages	$	328	$	1,013	$	1,626	$	514	$	—
Other commercial loans		103		80		315		953		492
Residential real estate mortgages		206		992		1,345		1,477		430
Consumer loans		420		120		335		448		420
Loans 60-89 days past due	$	1,057	$	2,205	$	3,621	$	3,392	$	1,342
Loans 90 Days or more Past Due										
Commercial mortgages	$	5,510	$	5,553	$	5,242	$	5,322	$	4,952
Other commercial loans		1,209		1,378		2,524		3,376		4,240
Residential real estate mortgages		7,826		6,549		5,165		4,041		4,696
Consumer loans		649		245		317		11		277
Loans 90 days or more past due	$	15,194	$	13,725	$	13,248	$	12,750	$	14,165
Total Past Due Loans										
Commercial mortgages	$	6,712	$	8,073	$	10,091	$	8,021	$	6,637
Other commercial loans		2,941		3,241		5,313		6,191		7,364
Residential real estate mortgages		10,177		10,896		9,496		8,591		7,954
Consumer loans		2,169		2,344		2,387		2,464		2,915
Total past due loans	$	21,999	$	24,554	$	27,287	$	25,267	$	24,870
Nonaccrual loans included in past due loans	$	16,585	$	16,705	$	16,456	$	14,894	$	15,870

		For the Quarters Ended							
(Dollars in thousands)		Sept. 30, 2011		June 30, 2011		Mar. 31, 2011		Dec. 31, 2010		Sept. 30, 2010
Allowance for Loan Losses:										
Balance at beginning of period	$	29,353	$	29,109	$	28,583	$	28,165	$	27,985
Provision charged to earnings		1,000		1,200		1,500		1,500		1,500
Charge-offs		(818)		(1,044)		(1,052)		(1,396)		(1,468)
Recoveries		106		88		78		314		148
Balance at end of period	$	29,641	$	29,353	$	29,109	$	28,583	$	28,165
Net Loan Charge-Offs (Recoveries):										
Commercial mortgages	$	249	$	122	$	333	$	226	$	(96)
Other commercial		286		541		508		695		1,026
Residential real estate mortgages		100		146		118		(99)		301
Consumer		77		147		15		260		89
Total	$	712	$	956	$	974	$	1,082	$	1,320

The following tables present average balance and interest rate information. Tax-exempt income is converted to a fully taxable equivalent basis using the statutory federal income tax rate adjusted for applicable state income taxes, net of the related federal tax benefit. For dividends on corporate stocks, the 70% federal dividends received deduction is also used in the calculation of tax equivalency. Unrealized gains (losses) on available for sale securities are excluded from the average balance and yield calculations. Nonaccrual and renegotiated loans, as well as interest earned on these loans (to the extent recognized in the Consolidated Statements of Income) are included in amounts presented for loans.

Washington Trust Bancorp, Inc. and Subsidiaries
CONSOLIDATED AVERAGE BALANCE SHEETS (unaudited)

Three months ended September 30,		2011			2010		
(Dollars in thousands)		Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets:							
Commercial and other loans	$	1,066,916 $	14,027	5.22% $	1,038,146 $	13,834	5.29%
Residential real estate loans, including							
mortgage loans held for sale		688,856	7,950	4.58%	642,829	8,009	4.94%
Consumer loans		323,744	3,184	3.90%	327,554	3,295	3.99%
Total loans		2,079,516	25,161	4.80%	2,008,529	25,138	4.97%
Cash, federal funds sold							
and other short-term investments		29,123	15	0.20%	49,578	25	0.20%
FHLBB stock		42,008	28	0.26%	42,008	—	—%
Taxable debt securities		487,172	4,640	3.78%	528,196	5,227	3.93%
Nontaxable debt securities		77,333	1,134	5.82%	79,462	1,154	5.76%
Corporate stocks		2,513	48	7.58%	3,852	75	7.72%
Total securities		567,018	5,822	4.07%	611,510	6,456	4.19%
Total interest-earning assets		2,717,665	31,026	4.53%	2,711,625	31,619	4.63%
Non interest-earning assets		217,481			220,191		
Total assets	$	2,935,146			$ 2,931,816		
Liabilities and Shareholders' Equity:							
NOW accounts	$	232,023 $	61	0.10% $	229,468 $	68	0.12%
Money market accounts		372,279	234	0.25%	397,634	397	0.40%
Savings accounts		232,432	72	0.12%	208,892	75	0.14%
Time deposits		921,056	3,441	1.48%	960,521	4,207	1.74%
FHLBB advances		515,607	4,539	3.49%	532,053	5,574	4.16%
Junior subordinated debentures		32,991	393	4.73%	32,991	484	5.82%
Other		21,608	245	4.50%	21,250	246	4.59%
Total interest-bearing liabilities		2,327,996	8,985	1.53%	2,382,809	11,051	1.84%
Demand deposits		280,453			238,212		
Other liabilities		42,453			43,364		
Shareholders' equity		284,244			267,431		
Total liabilities and shareholders' equity	$	2,935,146			$ 2,931,816		
Net interest income (FTE)			$ 22,041			$ 20,568	
Interest rate spread				3.00%			2.79%
Net interest margin				3.22%			3.01%

Interest income amounts presented in the preceding table include the following adjustments for taxable equivalency:

(Dollars in thousands)

Three months ended September 30,		2011		2010
Commercial and other loans	$	92	$	62
Nontaxable debt securities		388		385
Corporate stocks		12		20
Total	$	492	$	467

Washington Trust Bancorp, Inc. and Subsidiaries
CONSOLIDATED AVERAGE BALANCE SHEETS (unaudited)

Nine months ended September 30,	2011			2010		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
(Dollars in thousands)						
Assets:						
Commercial and other loans	$ 1,056,746	$ 41,433	5.24%	$ 1,010,893	$ 39,887	5.28%
Residential real estate loans, including						
mortgage loans held for sale	665,705	23,382	4.70%	625,848	23,673	5.06%
Consumer loans	324,226	9,494	3.91%	328,803	9,823	3.99%
Total loans	2,046,677	74,309	4.85%	1,965,544	73,383	4.99%
Cash, federal funds sold						
and other short-term investments	35,690	52	0.19%	38,720	59	0.20%
FHLBB stock	42,008	92	0.29%	42,008	—	—%
Taxable debt securities	488,745	14,282	3.91%	574,037	17,115	3.99%
Nontaxable debt securities	78,403	3,450	5.88%	79,503	3,464	5.83%
Corporate stocks	2,513	143	7.61%	3,959	227	7.63%
Total securities	569,661	17,875	4.20%	657,499	20,806	4.23%
Total interest-earning assets	2,694,036	92,328	4.58%	2,703,771	94,248	4.66%
Non interest-earning assets	214,099			212,629		
Total assets	$ 2,908,135			$ 2,916,400		
Liabilities and Shareholders' Equity:						
NOW accounts	$ 228,941	$ 179	0.10%	$ 212,456	$ 195	0.12%
Money market accounts	388,413	806	0.28%	399,804	1,561	0.52%
Savings accounts	225,835	216	0.13%	203,829	245	0.16%
Time deposits	934,340	10,839	1.55%	956,461	13,846	1.94%
FHLBB advances	495,469	13,956	3.77%	570,982	17,793	4.17%
Junior subordinated debentures	32,991	1,175	4.76%	32,991	1,561	6.33%
Other	22,126	728	4.40%	21,104	731	4.63%
Total interest-bearing liabilities	2,328,115	27,899	1.60%	2,397,627	35,932	2.00%
Demand deposits	260,627			215,368		
Other liabilities	41,173			40,356		
Shareholders' equity	278,220			263,049		
Total liabilities and shareholders' equity	$ 2,908,135			$ 2,916,400		
Net interest income (FTE)		$ 64,429			$ 58,316	
Interest rate spread			2.98%			2.66%
Net interest margin			3.20%			2.88%

Interest income amounts presented in the preceding table include the following adjustments for taxable equivalency:

(Dollars in thousands)

Nine months ended September 30,	2011	2010
Commercial and other loans	$ 274	$ 159
Nontaxable debt securities	1,177	1,156
Corporate stocks	38	63
Total	$ 1,489	$ 1,378

Washington Trust Bancorp, Inc. and Subsidiaries
SUPPLEMENTAL INFORMATION - Non-GAAP Financial Measures (unaudited)

		At or for the Quarters Ended			
(Dollars in thousands, except per share amounts)	Sept. 30, 2011	June 30, 2011	Mar. 31, 2011	Dec. 31, 2010	Sept. 30, 2010
Calculation of Tangible Book Value per Share:					
Total shareholders' equity at end of period	$ 285,494	$ 281,425	$ 273,885	$ 268,864	$ 267,109
Less:					
Goodwill	58,114	58,114	58,114	58,114	58,114
Identifiable intangible assets, net	7,147	7,377	7,614	7,852	8,089
Total tangible shareholders' equity at end of period	$ 220,233	$ 215,934	$ 208,157	$ 202,898	$ 200,906
Shares outstanding at end of period	16,279.5	16,266.5	16,233.6	16,171.6	16,135.4
Book value per share - GAAP	$ 17.54	$ 17.30	$ 16.87	$ 16.63	$ 16.55
Tangible book value per share - Non-GAAP	$ 13.53	$ 13.27	$ 12.82	$ 12.55	$ 12.45
Calculation of Tangible Equity to Tangible Assets:					
Total tangible shareholders' equity at end of period	$ 220,233	$ 215,934	$ 208,157	$ 202,898	$ 200,906
Total assets at end of period	$ 2,969,613	$ 2,936,306	$ 2,892,272	$ 2,909,525	$ 2,909,003
Less:					
Goodwill	58,114	58,114	58,114	58,114	58,114
Identifiable intangible assets, net	7,147	7,377	7,614	7,852	8,089
Total tangible assets at end of period	$ 2,904,352	$ 2,870,815	$ 2,826,544	$ 2,843,559	$ 2,842,800
Equity to assets - GAAP	9.61%	9.58%	9.47%	9.24%	9.18%
Tangible equity to tangible assets - Non-GAAP	7.58%	7.52%	7.36%	7.14%	7.07%
Calculation of Return on Average Tangible Assets:					
Net income	$ 7,582	$ 7,564	$ 6,800	$ 7,211	$ 6,370
Total average assets	$ 2,935,146	$ 2,904,086	$ 2,884,618	$ 2,912,770	$ 2,931,816
Less:					
Average goodwill	58,114	58,114	58,114	58,114	58,114
Average identifiable intangible assets, net	7,257	7,493	7,730	7,967	8,216
Total average tangible assets	$ 2,869,775	$ 2,838,479	$ 2,818,774	$ 2,846,689	$ 2,865,486
Return on average assets - GAAP	1.03%	1.04%	0.94%	0.99%	0.87%
Return on average tangible assets - Non-GAAP	1.06%	1.07%	0.96%	1.01%	0.89%
Calculation of Return on Average Tangible Equity:					
Net income	$ 7,582	$ 7,564	$ 6,800	$ 7,211	$ 6,370
Total average shareholders' equity	$ 284,244	$ 279,281	$ 270,991	$ 269,570	$ 267,431
Less:					
Average goodwill	58,114	58,114	58,114	58,114	58,114
Average identifiable intangible assets, net	7,257	7,493	7,730	7,967	8,216
Total average tangible shareholders' equity	$ 218,873	$ 213,674	$ 205,147	$ 203,489	$ 201,101
Return on average shareholders' equity - GAAP	10.67%	10.83%	10.04%	10.7%	9.53%
Return on average tangible shareholders' equity - Non-GAAP	13.86%	14.16%	13.26%	14.17%	12.67%

Washington Trust Bancorp, Inc. and Subsidiaries
SUPPLEMENTAL INFORMATION - Non-GAAP Financial Measures (unaudited)

		Nine Months Ended		
(Dollars in thousands)		Sept. 30, 2011		Sept. 30, 2010
Calculation of return on average tangible assets:				
Net income	$	21,947	$	16,840
Total average assets	$	2,908,135	$	2,916,400
Less:				
Average goodwill		58,114		58,114
Average identifiable intangible assets, net		7,492		8,503
Total average tangible assets	$	2,842,529	$	2,849,783
Return on average assets - GAAP		1.01%		0.77%
Return on average tangible assets - Non-GAAP		1.03%		0.79%
Calculation of return on average tangible equity:				
Net income	$	21,947	$	16,840
Total average shareholders' equity	$	278,220	$	263,049
Less:				
Average goodwill		58,114		58,114
Average identifiable intangible assets, net		7,492		8,503
Total average tangible shareholders' equity	$	212,614	$	196,432
Return on average shareholders' equity - GAAP		10.52%		8.54%
Return on average tangible shareholders' equity - Non-GAAP		13.76%		11.43%